

June 21, 2013

<u>VIA E-mail</u>
Mr. Charles Boynton
Chief Financial Officer
SunPower Corporation
77 Rio Robles
San Jose, CA 95134

  Re: **SunPower Corporation**
     Form 10-K for the year ended December 30, 2012
     Filed February 25, 2013
     Form 8-K filed May 2, 2013
     File No. 001-34166

Dear Mr. Boynton:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 30, 2012</u>

<u>Consolidated Statements of Operations, page 85</u>

1. We note that you provide services in connection with the construction of solar power systems. We also note that you provide monitoring services in connection with your leasing of solar systems to certain customers. Finally, we note that recognize income from the leasing of solar systems to certain customers. Please explain to us how you have considered the requirements of Rule 5.03(1) of Regulation S-X.

Note 7. Balance Sheet Components, page 106

– Solar Systems Leased and to be Leased, page 109

2.   You state here that you lease your solar systems to residential customers under both operating and sales-type leases. Further, it appears that you expect the dollar volume of these transactions to increase in the coming years. Please tell us how you have considered the disclosure requirements of FASB ASC 840-20-50-4 and 840-30-50-1.

Note 18. Segment Information, page 140

3.   While the underlying products that you offer are your solar panels, we note that increasingly your revenues are derived from a number of sources, including, but not limited to the direct sale of solar panels to customers, the lease, installation and monitoring of solar panels to residential and commercial customers, the engineering, procurement and construction of solar power plants and the ongoing involvement in such solar power plants. In this regard, we note in investor presentations you discuss your business both in terms of your operating segments (Americas, EMEA and APAC) and also in terms of your major product and service offerings (Distributed Generation and Power Plants). Please revise future filings to separately disclose your revenues from each product and service or each group of similar products and services, or otherwise tell us why you do not believe such disclosure is required. Refer to FASB ASC 280-10-50-40. Provide us with a sample of your proposed revised disclosures to be included in future filings.

Form 8-K dated May 2, 2013

4.   We note your disclosure of "free cash flow" on page 2 of Exhibit 99.1, but we do not see where you have provided the disclosures required by Item 10(e)(1) of Regulation S-K. Please revise future filings to provide the presentation of and the reconciliation to the most directly comparable GAAP measure.

5.   Please refer to your presentation of non-GAAP revenue and non-GAAP gross margin. We note that in the first quarter, the non-GAAP adjustment related to your utility projects had a negative impact on your revenues in the first quarter, compared to a positive impact in the prior periods. However, we note that the non-GAAP adjustment related to your utility projects continues to have a positive impact on your non-GAAP gross margin. Please clarify for us how you calculate the adjustments for your non-GAAP revenue and your non-GAAP gross margin. Explain why there is not a consistent relationship between the adjustment to revenues and gross margin resulting from your development revenue.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief